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[redacted]

04012824

February 11, 2004

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

FEB 12 2004

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

PROCESSED
FEB 19 2004
THOMSON FINANCIAL

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated February 10, 2004, announcing Air France's traffic figures for January 2004.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

Very truly yours,

Linda Hesse

Linda A. Hesse

dlw 2/17

cc: Jean-Marc Bardy
Dominique Barbarin
Air France

PADOCS01/270587.2

Information

AIR FRANCE

Traffic

Roissy, 10 February 2004

■ JANUARY 2004 TRAFFIC

- **3.7% increase in traffic**
- **Passenger load factor at 72.6% (down 0.6 points)**

Passenger operations

In spite of the disruption to operations due to bad weather in January, the Group posted a 3.7% increase in traffic for a 4.6% rise in capacity. The load factor stood at 72.6% (down 0.6 points).

- **Long-haul network**

The long-haul network posted a 3.5% increase in traffic for a 3.9% growth in capacity. The load factor stood at 78.5% (down 0.4 points).

- On North American routes, traffic increased by 5.0% and capacity by 4.1%. The load factor reached 73.7% (up 0.6 points).
- Activity on the Latin American network was very buoyant. The load factor gained 2.8 points to 85.6%, as traffic grew 22.0% for a 18.0% rise in capacity.
- On the Asian network, traffic was up 2.5% while capacity increased 3.6% following the opening of the Paris-Guangzhou route. The load factor stood at 79.1% (down 0.9 points).
- Capacity on the Caribbean / Indian Ocean network increased slightly (up 0.5%) while traffic was dropped by 3.5%. Although down 3.4 points, the seat load factor stood at the high level of 81.6%.
- On the Africa / Middle-East network, capacity remained virtually stable (up 0.4%) while traffic grew 2.6%. The load factor gained 1.6 points to 75.7%.

- **International medium-haul network**

The international medium-haul network posted a 6.1% growth in traffic in line with capacity (up 6.5%). The load factor remained virtually stable at 54.5% (down 0.2 points).

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

- **Domestic network**

On the domestic network traffic rose by 2.5% for a 6.3% increase in capacity, taking into account Air Lib's withdrawal from competition. The seat load factor therefore dropped by 2.2 points to 59.3%, returning to its January 2002 level.

Cargo operations

In January, cargo traffic grew by 1.3%, in line with capacity (up 1.6%). The load factor stood at 59.4% (down 0.2 points).
Excluding the impact of statistical change*, capacity increased 0.6% and the load factor rose by 0.4 points.

Key dates

- **Tuesday 17 February 2004**: publication of the 3rd quarter 2003-04 results after the closing of the Paris Stock Exchange.

- **Wednesday 18 February 2004**: audio-web conference at 3:00 pm (London time)
  - To connect, please dial 00 44 207 162 0125 (password: Air France).
  - To visualize the presentation, go to the following website: http://airfrance-q3.momentys.com (password: AFRQ3)
  - For instant replay, please dial 00 44 208 288 4459 (code: 392102)

* The implementation of a change in the statistics referential from September has artificially boosted capacity growth and therefore artificially reduced the load factor.

STATISTICS

Passenger operations

January 2004 / January 2003	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**8,381**	**+3.9%**	**6,583**	**+3.5%**	**78.5%**	**-0.4**
Americas	*3,182*	*+7.8%*	*2,455*	*+9.9%*	*77.1%*	*+1.5*
Asia	*1,894*	*+3.6%*	*1,499*	*+2.5%*	*79.1%*	*-0.9*
Africa-Middle East	*1,149*	*+0.4%*	*870*	*+2.6%*	*75.7%*	*+1.6*
Caribbean-Indian Ocean	*2,180*	*+0.5%*	*1,778*	*-3.5%*	*81.6%*	*-3.4*
Group Europe	**1,825**	**+6.5%**	**995**	**+6.1%**	**54.5%**	**-0.2**
Air France	*1,599*	*+5.5%*	*876*	*+4.9%*	*54.8%*	*-0.3*
Regional subsidiaries	*226*	*+14.2%*	*119*	*+16.0%*	*52.4%*	*+0.8*
Group domestic	**1,261**	**+6.3%**	**748**	**+2.5%**	**59.3%**	**-2.2**
Air France	*1,074*	*+6.9%*	*658*	*+3.0%*	*61.3%*	*-2.3*
Regional subsidiaries	*187*	*+2.6%*	*90*	*-1.1%*	*48.2%*	*-1.8*
Total Group	**11,467**	**+4.6%**	**8,326**	**+3.7%**	**72.6%**	**-0.6**
Total Air France	*11,054*	*+4.4%*	*8,118*	*+3.6%*	*73.4%*	*-0.6*
Total regional subsidiaries	*413*	*+8.6%*	*209*	*+7.9%*	*50.5%*	*-0.3*

10 months to 31 January 2004	Capacity (ASK)		Traffic (RPK)		Load factor	
	million	%	million	%	%	change
Group long-haul	**80,988**	**+1.1%**	**64,719**	**+0.5%**	**79.9%**	**-0.5**
Americas	*33,365*	*+3.6%*	*27,374*	*+5.5%*	*82.0%*	*+1.5*
Asia	*16,632*	*-7.6%*	*12,985*	*-12.1%*	*78.1%*	*-4.0*
Africa-Middle East	*11,114*	*-5.4%*	*8,365*	*-4.3%*	*75.3%*	*+0.8*
Caribbean-Indian Ocean	*20,208*	*+9.3%*	*16,214*	*+6.7%*	*80.2%*	*-1.9*
Group Europe	**18,420**	**+5.5%**	**11,867**	**+3.5%**	**64.4%**	**-1.2**
Air France	*16,258*	*+5.6%*	*10,523*	*+3.2%*	*64.7%*	*-1.5*
Regional subsidiaries	*2,162*	*+4.6%*	*1,344*	*+5.7%*	*62.2%*	*+0.6*
Group domestic	**12,586**	**+0.1%**	**8,358**	**+2.1%**	**66.4%**	**+1.3**
Air France	*10,724*	*0.0%*	*7,307*	*+2.7%*	*68.1%*	*+1.8*
Regional subsidiaries	*1,863*	*+0.9%*	*1,051*	*-2.1%*	*56.4%*	*-1.7*
Total Group	**111,994**	**+1.7%**	**84,945**	**+1.0%**	**75.8%**	**-0.5**
Total Air France	*107,969*	*+1.6%*	*82,549*	*+1.0%*	*76.5%*	*-0.5*
Total regional subsidiaries	*4,025*	*+2.9%*	*2,395*	*+2.1%*	*59.5%*	*-0.4*

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr
Web site: www.airfrance-finance.com

Cargo operations

	Capacity (ATK)		Traffic (RTK)		Load factor	
	million	%	million	million	%	million
January 2004 / January 2003	653	+1.6%	388	+1.3%	59.4%	-0.2
10 months to 31 January 2004	7,068	+0.1%	4,493	-1.2%	63.6%	-0.4

Contact: Dominique Barbarin +33 (0)1 41 56 88 60 - dobarbarin@airfrance.fr